Mail Stop 3233
                                                                 December 4,
2018

     Via E-mail
     N. Nora Nye
     Seed Equity Properties LLC
     1660 South Albion Street
     Suite 321
     Denver, Colorado 80222

            Re:      Seed Equity Properties LLC
                     Amendment No. 1 to
                     Draft Offering Statement on Form 1-A
                     Submitted November 13, 2018
                     CIK No. 0001743305

     Dear Ms. Nye:

           We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

             Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

     General

        1. Please note your response to comment 1. Please supplementally provide us with a more fulsome discussion and analysis of how you specifically intend to operate your business in a manner that will permit you to maintain an exemption from registration under the
           Investment Company Act of 1940.

        2. We note your response to comment 2 that the Manager intends to register as an investment advisor. Please revise to disclose the current status of the Manager's investment advisor registration.

        3. We note your response to comment 9. Please include the signatures required by Form 1-
           A. Refer to the Signatures section of Form 1-A for guidance.
 N. Nora Nye
Seed Equity Properties LLC
December 4, 2018
Page 2

Offering Summary

Management Compensation, page 2

    4. Please revise to estimate your asset management fee assuming the maximum offering amount and maximum leverage.

Risk Factors

Risks Related to our Organization and Structure

"By purchasing Class B Units in this Offering, you are bound by the arbitration provisions contained in our operating agreement...", page 26

    5. We note your revised disclosure in response to comment 6. Please also provide disclosure in your offering statement regarding the waiver of jury trial provision found in your Subscription Agreement. In this regard, please clarify whether the waiver of jury trial provision applies to claims under the federal securities laws, whether it would apply to purchasers in a secondary transaction and the material risks to investors resulting from the provision.

    6. We note your intention to apply the arbitration provision to secondary transactions.
       Please also clarify whether purchasers of units in a secondary transaction would be subject to the class action provision. In addition, please explain to how the provisions will be implemented to apply to secondary transactions. Please also address the risks related to limited access to information and other imbalances of resources between the company and unitholders, and the possibility that these provisions may discourage claims or limit unitholders' ability to bring a claim in a judicial forum that they find favorable.

    7. Please revise your offering statement, Operating Agreement and Subscription Agreement to affirmatively state that by agreeing to the provisions, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder

    8. Please expand your disclosure to discuss any uncertainty about the enforceability of the provisions

Significant Security Ownership of our Manager, page 51

    9. Please revise to identify the natural person(s) with voting or dispositive control over the
       Class A Units held by Budding Equity Management, Inc.
 N. Nora Nye
Seed Equity Properties LLC
December 4, 2018
Page 3

        You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Wilson Lee,
Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3391 with any other questions.


                                                            Sincerely,

                                                            /s/ Erin E. Martin

                                                            Erin E. Martin
                                                            Legal Branch Chief
                                                            Office of Real
Estate and
                                                            Commodities